EXHIBIT 4.m

                     FIFTH AMENDMENT TO CREDIT AGREEMENT


THIS FIFTH AMENDMENT TO CREDIT AGREEMENT is made and entered into effective as of the 10th day of November, 1997, by and between Sealright Co., Inc., a Delaware corporation
(ASealright@), and UMB Bank, n.a., f/k/a United Missouri Bank, n.a, a national banking association (ABank@).

WHEREAS, Sealright and Bank entered into a Credit Agreement
(the AAgreement@) dated as of October 22, 1991, the terms of which were modified and amended by an Amendment to Credit Agreement dated as of August 5, 1994, a Second Amendment to Credit Agreement dated as of December 20, 1994, a Third Amendment to Credit Agreement dated as of December 1, 1995, a letter agreement dated January 24, 1996, a letter agreement dated February 27, 1997, and a Fourth Amendment to Credit Agreement dated April 7, 1997 (the Agreement, as thereby modified and amended, hereinafter the ACredit Agreement@); and

WHEREAS, Sealright has requested certain modifications to its financial covenants under the Credit Agreement; and

WHEREAS, the Bank is willing, subject to the terms set forth herein, including expressly, but not limited to, a decrease in the maximum amount of credit under the Credit Agreement and modification of the Revolving Credit interest rate, to grant such request.

NOW, THEREFORE, in consideration of the mutual agreements of the parties hereto, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually agree as follows:

     1.   Amendment of Section 2.1.  Section 2.1 of the Credit
     Agreement is hereby amended by deleting the first sentence thereof and inserting in its place the following:

     "The aggregate outstanding principal amount of all loans under the Revolving Credit shall at no time exceed Twenty
     Five Million Dollars ($25,000,000.00) (the "Maximum Amount of Revolving Credit")."

     2.   Amendment of Section 2.2.  Section 2.2 of the Credit
     Agreement is hereby amended in its entirety to read as follows:

     "2.2 Promissory Note. Upon the execution of this Agreement, Sealright shall deliver to the Bank the Promissory Note of Sealright, due and payable on the date the Revolving Credit shall terminate as provided herein (or such earlier date as the Revolving Credit Obligations are due and payable by reason of an Event of Default) in the amount of Twenty Five Million Dollars ($25,000,000.00) in substantially the same form as Exhibit 2.2 attached hereto (the "Promissory Note").

     3.   Amendment of Section 2.4.  Section 2.4 of the Credit
     Agreement is hereby amended by deleting the first five sentences thereof in their entirety and replacing the same with the following:

     A2.4 Revolving Credit Interest. At the option of Sealright, each borrowing under the Revolving Credit shall bear interest at (a) a rate equal to 65 basis points over the applicable LIBOR (the "LIBOR RATE") during LIBOR Interest Periods elected by Sealright in its discretion, as adjusted from time to time or (b) a rate equal to the Prime Rate less 35 basis points, adjusted daily. At the expiration of each applicable LIBOR Interest Period, the LIBOR Rate will be adjusted to the applicable LIBOR Rate for the next elected LIBOR Interest Period. An election of the desired interest rate must be made for each borrowing by Sealright. Once elected, the rate of interest applicable to any borrowing may not be changed. If no election is made for any borrowing, the applicable interest rate for such borrowing shall be the Prime Rate less 35 basis points, adjusted daily.@

     4.   Amendment of Section 4.1.  Section 4.1 of the Credit
     Agreement is hereby amended in its entirety to read as follows:

     A4.1 Payment at Maturity of Revolving Credit. On November 1, 1999, without notice or demand, or on any accelerated maturity of the Indebtedness evidenced by the Promissory Note, Sealright will pay to the Bank for credit to the Revolving Credit an amount equal to the entire outstanding principal amount of Indebtedness evidenced by the Promissory Note, together with all accrued and unpaid interest thereon and other amounts owed in connection therewith or otherwise under this Agreement. The Bank may by written notice at least four hundred twenty (420) days prior to November 1, 1999 (and four hundred twenty (420) days prior to November 1 of any subsequent year the Revolving Credit is in effect) extend the Revolving Credit for any additional twelve (12) months to the next following November 1. If the Bank does not give such notice extending the Revolving Credit, the Revolving Credit shall terminate on the then scheduled November 1 termination date without any notice.@

     5. One-Time Waiver of Limitation on Short-Term Working Capital Indebtedness. Without prejudice to Bank=s right to otherwise demand strict compliance with the terms of the Credit Agreement, for the twelve month period ending October
     22, 1997, Bank hereby waives the limitation on Short-Term
     Working Capital Indebtedness set forth in Section 5.9.4 of the Credit Agreement.

     6.   Amendment of Section 5.9.5 of the Credit Agreement.  Section
     5.9.5 of the Credit Agreement is hereby amended by reducing the Fixed Charge coverage ratios required thereunder for the fiscal quarters of the Company ending September 30, 1997 and December 31, 1997 from One Hundred Twenty Five percent
     (125%) and One Hundred Eight Five percent (185%), respectively, to Sixty percent (60%) and Ninety Five percent (95%), respectively.

     7. Exhibit 2.2 to the Credit Agreement is revised in its entirety in the form attached hereto as Exhibit 2.2.

     8. All provisions of the Credit Agreement not expressly amended hereby shall remain in full force and effect as if this Amendment had not been executed.

     9. This Fifth Amendment to Credit Agreement shall be effective from and after the date hereof.

IN WITNESS WHEREOF, the parties have executed this Fifth
Amendment to Credit Agreement as of this 10th day of November, 1997.

SEALRIGHT CO., INC.


By /s/ John T. Carper
Name: John T. Carper
Title: Senior Vice President &
       C.F.O.

UMB BANK, N.A.



By /s/ James A. Sangster
Name: James A. Sangster
Title: Divisional Executive Vice President